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VIA EDGAR                                                  April 18, 2001
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  J.P. Morgan Funds
     Request for Withdrawal of Registration Statement on Form N-14 File Nos. 333-58842; 333-58936; 333-58912


Ladies and Gentlemen:

     It has come to our attention that, because of a data input error by the printer, certain Registration Statements on Form N-14 were incorrectly filed with the Securities and Exchange Commission on April 13, 2001, on behalf of J.P. Morgan Funds for the following funds: J.P. Morgan Global Strategic Income Fund, J.P. Morgan U.S. Equity - Advisor Series Fund and J.P. Morgan U.S. Equity Fund. The Registration Statements were subsequently filed correctly on April 16, 2001, on behalf of J.P. Morgan Institutional Funds (the "Company").

     The Company respectfully requests that the above-named Registration Statements on Form N-14 filed on behalf of J.P. Morgan Funds be withdrawn pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"). Pursuant to the provisions of Rule 477 under the 1933 Act, the Company hereby requests that the Commission find that such withdrawal is consistent with the public interest and the protection of investors, consent to the withdrawal of the above-named Registration Statements and issue an order granting


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such withdrawal. In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the Secretary of the Company and the Agent for Service named in the Registration Statement of the Company, for and on behalf of the Company.

     Should you have any questions regarding this matter, please do not hesitate to call Cynthia Cobden at (212) 455-7744, David Wohl at (212) 455-7937 or Michael B. Garcia at (212) 455-2795.


                                              J.P. Morgan Institutional Funds




                                              By: /s/ Margaret W. Chambers
                                                  -----------------------------
                                                  Margaret W. Chambers
                                                  Vice President and Secretary